SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Deutsche High Income Trust
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

25155R100
(CUSIP Number)

Saba Capital Management, L.P.

405 Lexington Avenue

58th Floor

New York, NY 10174

Attention: Michael D'Angelo

(212) 542-4635

with a copy to:

Eleazer Klein, Esq.

Schulte Roth & Zabel LLP

919 Third Avenue

New York, New York 10022

(212) 756-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 26, 2016
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [X]

(Page 1 of 8 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 25155R100	SCHEDULE 13D/A	Page 2 of 8 Pages

1	NAME OF REPORTING PERSON Saba Capital Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,226,209
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,226,209
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,226,209
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.62%[1]
14	TYPE OF REPORTING PERSON PN; IA

____________________________

1 The percentages used herein and in the rest of this Schedule 13D/A are calculated based upon 15,224,364 Shares outstanding as of November 30, 2015 as reported in the Issuer's Annual Report to Shareholders on Form N-CSR filed with the SEC on February 5, 2016.

CUSIP No. 25155R100	SCHEDULE 13D/A	Page 3 of 8 Pages

1	NAME OF REPORTING PERSON Boaz R. Weinstein
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,226,209
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,226,209
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,226,209
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.62%[1]
14	TYPE OF REPORTING PERSON IN

____________________________

1 The percentages used herein and in the rest of this Schedule 13D/A are calculated based upon 15,224,364 Shares outstanding as of November 30, 2015 as reported in the Issuer's Annual Report to Shareholders on Form N-CSR filed with the SEC on February 5, 2016.

CUSIP No. 25155R100	SCHEDULE 13D/A	Page 4 of 8 Pages

This Amendment No. 4 ("Amendment No. 4") amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on April 27, 2015 (the "Original Schedule 13D") as amended by Amendment No. 1 filed with the SEC on August 6, 2015 ("Amendment No. 1"), Amendment No. 2 filed with the SEC on August 18, 2015 ("Amendment No. 2") and Amendment No. 3 filed with the SEC on December 23, 2015 ("Amendment No. 3" and together with the Original Schedule 13D, Amendment No. 1, Amendment No. 2 and this Amendment No. 4, the "Schedule 13D") with respect to the shares ("Shares") of common stock, par value $0.01 per share, of Deutsche High Income Trust (the "Issuer"). Capitalized terms used herein and not otherwise defined in this Amendment No. 4 have the meanings set forth in the Schedule 13D. This Amendment No. 4 amends Items 3, 4, 5, 6 and 7 as set forth below.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended and restated as follows:

Funds for the purchase of the Shares were derived from the subscription proceeds from investors in SCMF, SCMF II, SCLMF, SCS, Saba Capital CEF Opportunities 1 Ltd., a Cayman Islands exempted company ("SCCO 1") and Saba Capital CEF Opportunities 2, Ltd., a Cayman Islands exempted company ("SCCO 2") and the capital appreciation thereon and margin account borrowings made in the ordinary course of business. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the account, which may exist from time to time. Since other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the Shares reported herein. A total of $19,578,805 was paid to acquire the Shares reported herein.

Item 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

On February 26, 2016, the Issuer and Deutsche Investment Management Americas Inc. ("DIMA"), a Delaware corporation and registered investment adviser which acts pursuant to an investment management agreement as the investment manager to the Issuer, entered into an agreement (the "Standstill Agreement") with Saba Capital on behalf of its principals and all investment funds and accounts managed by Saba Capital (collectively, "Saba"), which provides, among other things, that the Board of Trustees of the Issuer (the "Board") will approve the termination of the Issuer and make a liquidating distribution to its shareholders by no later than November 30, 2016. Under the terms of the Standstill Agreement, Saba agreed, among other things, to vote in accordance with the Board's recommendation on various matters affecting the Issuer, including any proposal to convert the Issuer to an open-end investment company.

CUSIP No. 25155R100	SCHEDULE 13D/A	Page 5 of 8 Pages

The above description of the Standstill Agreement is qualified in its entirety by reference to the full text of the Standstill Agreement, attached as Exhibit 2 hereto and incorporated by reference herein.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a)	See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of Shares and percentages of the Shares beneficially owned by each of the Reporting Persons. The percentages used in this Schedule 13D are calculated based upon 15,224,364 Shares outstanding as of November 30, 2015 as reported in the Issuer's Annual Report to Shareholders on Form N-CSR filed with the SEC on February 5, 2016.

(b)	See rows (7) through (10) of the cover pages to this Schedule 13D for the number of Shares as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)	The transactions in the Shares within the past sixty days by Saba Capital, which were all in the open market, are set forth in Schedule A, and are incorporated herein by reference.

(d)	No person other than the Reporting Persons and the Saba Entities is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such Shares.

(e)	Not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

On February 26, 2016, the Issuer, DIMA and Saba Capital on behalf of its principals and all investment funds and accounts managed by Saba Capital entered into the Standstill Agreement, the terms of which are described in Item 4 of the Schedule 13D.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Item 7 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

CUSIP No. 25155R100	SCHEDULE 13D/A	Page 6 of 8 Pages

Exhibit 2:	Standstill Agreement, dated as of February 26, 2016 by and among the Issuer, DIMA and Saba Capital on behalf of its principals and all investment funds and accounts managed by Saba Capital.

CUSIP No. 25155R100	SCHEDULE 13D/A	Page 7 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: March 1, 2016

SABA CAPITAL Management, L.P. /s/ Michael D'Angelo
Name: Michael D'Angelo Title: Chief Compliance Officer

BOAZ R. WEINSTEIN /s/ Michael D'Angelo
Name: Michael D'Angelo
Title: Attorney-in-fact*

* Pursuant to a power of attorney dated as of November 16, 2015, which is incorporated herein by reference to Exhibit 2 to the Schedule 13G filed by the Reporting Persons on December 28, 2015, accession number: 0001062993-15-006823

CUSIP No. 25155R100	SCHEDULE 13D/A	Page 8 of 8 Pages

Schedule A

This Schedule sets forth information with respect to each purchase and sale of Shares which were effectuated by Saba Capital during the past sixty days. All transactions were effectuated in the open market through a broker.

Trade Date	Shared Purchased (Sold)	Price ($)*

01/15/2016	7,340	7.53
01/25/2016	17,129	7.69
01/26/2016	3,049	7.81
01/27/2016	9,100	7.79
01/29/2016	500	7.87
02/29/2016	300	8.09

* Excluding commissions.